UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                          to                          .
Commission file number 001-18298

A.	(Full title of the plan and address of the plan, if different from that of the issuer named below):
Kemper Corporation 401(k) Savings Plan

B.	(Name of issuer of securities held pursuant to the plan and the address of its principal executive office):
Kemper Corporation
One East Wacker Drive
Chicago, IL 60601

Required Information
Pursuant to the section of the General Instructions to Form 11-K entitled “Required Information,” this Annual Report on Form 11-K for the fiscal year ended December 31, 2015 consists of the audited financial statements of the Kemper Corporation 401(k) Savings Plan (the “Plan”) for the year ended December 31, 2015 and the related schedules thereto. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled “Required Information,” the financial statements and schedules furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA in lieu of the requirements of Items 1-3 of that section of the General Instructions. Schedules I, II and III required by Article 6A of Regulation S-X are not submitted because they are either not applicable, the required information is included in the financial statements or notes thereto, or they are not required under ERISA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrative Committee and Participants of
Kemper Corporation 401(k) Savings Plan
Chicago, Illinois
We have audited the accompanying statements of net assets available for benefits of the Kemper Corporation 401(k) Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.
The supplemental schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP
Chicago, Illinois
June 22, 2016

Kemper Corporation 401(k) Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2015 and 2014
(Dollars in Thousands)

	2015	2014
Assets:
Participant-directed Investments at Fair Value (See Note 3)	$272,479	$274,355
Participant-directed Investments at Contract Value	64,981	65,304
Total Investments	337,460	339,659
Notes Receivable from Participants	7,807	8,509
Employer Contributions Receivable	41	43
Participant Contributions Receivable	97	89
Net Assets Available for Benefits	$345,405	$348,300
The Notes to the Financial Statements are an integral part of these financial statements.

Kemper Corporation 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2015
(Dollars in Thousands)

Additions to Net Assets Attributed to:
Employer Contributions, Net of Forfeitures of $313	$5,832
Participant Contributions	23,399
Dividends from Mutual Fund Shares	2,741
Interest from Notes Receivable from Participants	326
Dividends from Common Stock	385
Total Additions to Net Assets	32,683
Deductions From Net Assets Attributed to:
Net Depreciation of Investments	2,190
Benefits Provided to Participants	33,234
Investment Expenses	154
Total Deductions from Net Assets	35,578
Decrease in Net Assets Available for Benefits	(2,895)
Net Assets Available for Benefits, Beginning of the Year	348,300
Net Assets Available for Benefits, End of the Year	$345,405
The Notes to the Financial Statements are an integral part of these financial statements.

Notes to the Financial Statements

Note 1 – Plan Description
The following summary description of Kemper Corporation 401(k) Savings Plan (the “Plan”) is for general information only. A more detailed description of the Plan provisions is found in the formal Plan document and in summary materials distributed to Plan participants.
The Plan is a defined contribution plan that is available to employees of Kemper Corporation (“Kemper” or the “Company”) and certain of its subsidiaries (collectively, the “Companies”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Employees of the Companies generally become eligible to participate in the Plan on the first day of the month following the employee’s first full month of employment. Subject to Internal Revenue Code (the “Code”) limitations, participants are allowed to defer and contribute between 1% and 60% of their compensation to the Plan. Employees are also permitted to make rollover contributions from tax-qualified plans. Kemper provides a matching contribution of 50% of the first 6% of compensation contributed each pay period by the participant.
Participant contributions, including rollover contributions, and earnings thereon are 100% vested. Participants are 100% vested in Company contributions after three years of employment. The Plan provides for 100% vesting of Company contributions in the event of a change of control, as defined in the Plan, or on attainment of normal retirement age, death, or disability.
An individual account is maintained by the Plan’s record keeper for each participant and updated with contributions, actual investment income or loss and withdrawals. Each participant may suspend, resume, or change his or her rate of contribution at any time. If certain criteria are met, participants may withdraw all or a portion of their vested account balances, subject to certain restrictions. In addition, participants may borrow from their accounts, subject to certain limitations, at prevailing interest rates as determined by the Plan administrator, Kemper. Wells Fargo Bank, N.A. serves as the Plan’s record keeper and trustee.
Forfeited nonvested accounts are used to reduce employer contributions. Forfeited nonvested accounts were $36 thousand and $56 thousand at December 31, 2015 and 2014, respectively. During 2015, employer contributions were reduced by $307 thousand from forfeited nonvested accounts.
Although the Company has not expressed any intent to terminate the Plan or to discontinue contributions, it is free to do so at any time, subject to the provisions set forth in ERISA. Should the Plan be terminated at some future date, all participants become 100% vested in benefits earned as of the Plan termination date.
Note 2 – Basis of Presentation and Summary of Significant Accounting Policies and Changes
The financial statements of the Plan included herein have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that the values of investment securities will change in the near term and that such changes could materially affect the future value of participants’ account balances and such future values could be materially different from the amounts reported in the financial statements.
Adoption of New Accounting Standards
In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07, Fair Value Measurement (Topic 820), Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value per share (“NAV”) practical expedient. ASU 2015-07 also eliminates certain disclosures for investments that are eligible to be measured at fair value using the NAV practical expedient. The Plan elected to early adopted ASU 2015-07 in 2015 and applied its provisions retroactively. Except for the change in disclosure requirements, adoption of ASU 2015-07 did not impact the Plan’s financial statements.
In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I of ASU 2015-12 eliminates the requirement that employee benefit plans measure fully benefit-responsive investment contracts (“FBRICs”) at fair value for purposes of presentation and disclosure. Instead, FBRICs are to be measured, presented and disclosed only at contract value. Part II of ASU 2015-12 eliminates the requirement that plans disclose individual investments

Notes to the Financial Statements (continued)

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies and Changes (continued)
that represent 5 percent or more of net assets available for benefits and the requirement that plans disclose the net appreciation or depreciation for investments by general type. Part II of ASU 2015-12 also requires that investments of employee benefit plans be grouped only by general type, eliminating the need to disaggregate the investments by nature, characteristics and risks. In addition, if an investment is measured using the net asset value per share (or its equivalent) practical expedient in Topic 820 and that investment is in a fund that files a U.S. Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity, disclosure of that investment’s strategy will no longer be required. Part III of ASU 2015-12 provides a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with a month-end.
The Plan elected to early adopt Parts I and II of ASU 2015-12 and apply their provisions retroactively. The Plan’s fiscal year-end is December 31, therefore Part III of this update does not apply to the Plan. Adoption of these provisions resulted in a reduction of $66,224 thousand in the amount reported for Participant-directed Investments at Fair Value related to the removal of FBRICs from such line item, an increase of $65,304 thousand in the amount reported for Participant-directed Investments at Contract Value related to the inclusion of FBRICs in such line item and the removal of the adjustment from fair value to contract value line item from the Statement of Net Assets Available for Benefits at December 31, 2014. There was no net impact on Net Assets Available for Benefits at December 31, 2014. Adoption of these provisions also resulted in the removal of tabular disclosures for investments exceeding 5 percent of the total assets available for benefits and for net appreciation or depreciation for investments by general type. Also, adoption of the new guidance resulted in the reporting of investments within the fair value hierarchy by general type rather than by classes of investments.
Significant Accounting Policies
Participant-directed Investments, other than FBRICs, are reported at fair value and include collective trusts, an employee stock ownership (“ESOP”) fund and mutual fund shares. Fair value is the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants on the measurement date. Shares of mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at the respective dates presented in the Statements of Net Assets Available for Benefits. The Plan uses net asset value of the shares held in common collective trusts that do not own FBRICs as a practical expedient for determining fair value. The fair value of the ESOP fund is generally valued using quoted market prices of the underlying common stock. Participants are generally able to change investment options on a daily basis without restrictions.
Participant-directed Investments at Contract Value includes a common collective trust that owns FBRICs. The Statements of Net Assets Available for Benefits present the fund at contract value, which represents principal plus accrued interest. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis. Transactions with the fund are generally executed on a contract value basis. The Plan believes that events that would cause the fund to transact at less than contract value are not probable of occurring.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation, or net depreciation as the case may be, includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Loans from participants are included in Notes Receivable from Participants and are stated at unpaid principal balances plus accrued, but unpaid interest.
Loan administration fees are charged directly to the applicable participant’s account and are in included in investment expenses. Management fees and operating expenses charged to the Plan for investments in certain mutual funds are deducted from income earned and are not separately identified. Consequently, these management fees and operating expenses are recognized as reductions of investment returns for such investments. All other administrative expenses of the Plan are paid by the Plan Administrator.
Benefits provided to participants are recorded when paid. Account balances of participants who have elected to withdraw from the Plan, but have not yet been paid, were $53 thousand and $61 thousand at December 31, 2015 and 2014, respectively.

Notes to the Financial Statements (continued)

Note 3 – Fair Value Measurements
The Plan uses a hierarchical framework which prioritizes and ranks the market observability of inputs used in fair value measurements. Market price observability is affected by a number of factors, including the type of asset or liability and the characteristics specific to the asset or liability being measured. Assets and liabilities with readily available, active, quoted market prices or for which fair value can be measured from actively quoted prices generally are deemed to have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.
The Plan classifies the inputs used to measure fair value into one of three levels as follows:
•Level 1 – Quoted prices in an active market for identical assets or liabilities;
•Level 2 – Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable; and
•Level 3 – Unobservable inputs for the asset or liability being measured.
Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on the Plan’s market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level of input that is significant to the entire measurement. Such determination requires significant management judgment. In accordance with GAAP, the Plan is not permitted to use management judgment to adjust quoted market prices in an active market.
Collective Trusts are valued at the net asset values of units of the respective collective trusts. The net asset values as provided by the respective trustees, are used as a practical expedient to estimate fair values. The net asset values are based on the fair values of the underlying investments held by the respective funds less their respective liabilities. Mutual Fund Shares are valued at the daily closing prices as reported by the respective mutual funds. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. Kemper ESOP Fund is valued using the closing price of Kemper common stock reported on the New York Stock Exchange.
Investments that are measured at fair value using the net asset value practical expedient are not required to be classified using the fair value hierarchy, but are presented in the following two tables to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits. The valuation of assets measured at fair value at December 31, 2015 is summarized below:

(Dollars in Thousands)	Level 1	Level 2	Level 3	Measured at Net Asset Value	Total Fair Value
Collective Trusts	$—	$—	$—	$67,480	$67,480
Mutual Fund Shares	190,831	—	—	—	190,831
Kemper ESOP Fund	14,168	—	—	—	14,168
Total Investments at Fair Value	$204,999	$—	$—	$67,480	$272,479
The valuation of assets measured at fair value at December 31, 2014 is summarized below:

(Dollars in Thousands)	Level 1	Level 2	Level 3	Measured at Net Asset Value	Total Fair Value
Collective Trusts	$—	$—	$—	$70,408	$70,408
Mutual Fund Shares	188,568	—	—	—	188,568
Kemper ESOP Fund	15,379	—	—	—	15,379
Total Investments at Fair Value	$203,947	$—	$—	$70,408	$274,355
The Plan’s policy is to recognize transfers between levels as of the end of the reporting period. There were no transfers between levels in either 2015 or 2014.

Notes to the Financial Statements (continued)

Note 4 – Federal Income Tax Status
The Plan is exempt from income taxes under Section 401(a) of the Code. The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated September 25, 2013 that the Plan and related trust were designed in accordance with the applicable regulations of the Code. The Plan has been amended since the receipt of such letter; however, the Company believes that the Plan, as amended, is currently designed and operated in compliance with the applicable requirements of the Code, and the Plan and related trust continue to be exempt from income taxes. Accordingly, no provisions for income taxes or uncertain tax positions have been included in the accompanying financial statements.
The statute of limitations for examination of the Plan by the IRS is closed for all tax years 2011 and prior. The Plan is subject to examination for the 2015, 2014, 2013 and 2012 tax years.
Under Federal income tax statutes, regulations, and interpretations, income taxes on amounts that a participant accumulates in the Plan are deferred and therefore not included in the participant’s taxable income until those amounts are actually distributed. Except for certain contributions made prior to April 1, 1993, contributions are considered pre-tax deposits and are not subject to Federal income taxes at the time of contribution. Prior to April 1, 1993, certain contributions were made on an after-tax basis and are not subject to income tax when they are distributed to the participant because they have already been taxed. A participant’s account balance, except for after-tax contributions made prior to April 1, 1993, is taxable income and generally is taxed at ordinary income tax rates when distributed. However, favorable tax treatment through special averaging provisions may apply to participants of a certain age. An additional 10 percent Federal income tax penalty may be imposed on all taxable income distributed to a participant unless the distribution meets certain requirements contained within Section 72 of the Code.
Taxable distributions from the Plan generally are subject to a 20 percent Federal income tax withholding unless directly rolled over into another eligible employer plan or Individual Retirement Account. Distributions of shares of Kemper common stock generally are not subject to the 20 percent withholding, and special tax rules may apply to the calculation of “net unrealized appreciation” on such stock.
If the Code and the Plan’s requirements concerning loans to participants are satisfied, the amounts loaned to participants will not be treated as taxable distributions. If, however, the loan requirements are not satisfied and a default occurs, the loans will be treated as distributions from the Plan for Federal income tax purposes, and the tax consequences discussed above for distributions may apply. Interest payments made by the participant on their loans are generally not tax deductible.
Note 5 – Exempt Party-in-interest Transactions
Participants are permitted to invest in certain investment funds sponsored by the Wells Fargo Bank, N.A. group of companies.
Mr. Christopher B. Sarofim, a director of Kemper, is Vice Chairman and a member of the board of directors of Fayez Sarofim & Co. (“FS&C”), a registered investment advisory firm. FS&C is a sub-investment adviser of the Dreyfus Appreciation Fund. Effective November 4, 2014, the Dreyfus Appreciation Plan was removed as an investment option in the Plan, and participants’ invested balances in the fund were transferred to the WF/Blackrock S&P 500 Index CIT (N) fund.
At December 31, 2015 and 2014, the Kemper ESOP Fund held 369,733 shares and 421,821 shares of Kemper common stock, respectively, at aggregate fair values of $13,773 thousand and $15,232 thousand, respectively. In addition to its investment in Kemper Corporation common stock, the Kemper ESOP Fund had investments of $397 thousand and $72 thousand in a short-term investment fund at December 31, 2015 and 2014, respectively. These funds are used to provide liquidity for the Kemper ESOP Fund and are not investment options for participants. The Plan recorded dividends of $384 thousand from participants’ investments in the Kemper ESOP Fund for the year ended December 31, 2015. Effective November 12, 2015, except for the reinvestment of dividends on Kemper common stock, the Kemper ESOP Fund no longer accepts new contributions or investments. Existing account balances may remain in the Kemper ESOP Fund.
Note 6 – Nonexempt Party-in-interest Transactions
The Company did not remit certain participant contributions and loan repayments totaling $187,296 in 2014 within the time frame required by Department of Labor Regulation 2510.3-102. Accordingly, the Company filed a Form 5330 with the IRS on July 16, 2015 and paid an excise tax of $5. In addition, $30 was credited in total to the impacted participants for the amount of investment income that would have been earned had the participant contributions been remitted on a timely basis.

Notes to the Financial Statements (continued)

Note 7 – Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of Net Assets Available for Benefits per the Financial Statements to Total Assets per the Form 5500 and Net Assets per the Form 5500 at December 31, 2015 and 2014.

(Dollars in Thousands)	Dec 31, 2015	Dec 31, 2014
Net Assets Available for Benefits per the Financial Statements	$345,405	$348,300
Plus Adjustment from Contract Value to Fair Value for Fully Benefit-Responsive Investment Contracts	—	920
Total Assets per the Form 5500	345,405	349,220
Minus Liability for Unpaid Benefits per the Form 5500	(53)	(61)
Net Assets per the Form 5500	$345,352	$349,159
The following is a reconciliation of Decrease in Net Assets Available for Benefits per the Financial Statements to Net Income per the Form 5500 for the year ended December 31, 2015.

(Dollars in Thousands)
Decrease in Net Assets Available for Benefits per the Financial Statements	$(2,895)
Plus:
Change in the Liability for Unpaid Benefits per the Form 5500	8
Change to Remove Adjustment from Contract Value to Fair Value for Fully Benefit-Responsive Investment Contracts	(920)
Total Net Income per the Form 5500	$(3,807)

Kemper Corporation 401(k) Savings Plan
Form 5500, Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)
As of December 31, 2015
(Dollars in Thousands)
EIN #: 95-4255452
PLAN #: 003

Party-in- interest	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value
*	Wells Fargo Stable Return Fund (N)	Collective Trust	$64,981
*	Wells Fargo/Blackrock S&P 500 Index Fund CIT (N)	Collective Trust	49,324
	Vanguard Target Retirement 2030 Fund	Mutual Fund Shares	26,411
	JP Morgan Large Cap Growth Fund (R6)	Mutual Fund Shares	26,275
	Vanguard Target Retirement 2020 Fund	Mutual Fund Shares	23,989
	Metropolitan West Total Return Bond Fund (Plan)	Mutual Fund Shares	23,208
	Vanguard Target Retirement 2040 Fund	Mutual Fund Shares	16,379
	John Hancock Disciplined Value Mid Cap Fund (R6)	Mutual Fund Shares	16,229
	Perkins Small Cap Value Fund (N)	Mutual Fund Shares	14,825
*	Kemper ESOP Fund	Common Stock	14,168
	Delaware Emerging Markets Fund (I)	Mutual Fund Shares	11,852
*	Wells Fargo/MFS Value Fund CIT (N)	Collective Trust	11,808
	Prudential Jennison Mid Cap Growth Fund (Q)	Mutual Fund Shares	11,470
	Baron Small Cap Fund (I)	Mutual Fund Shares	7,006
*	Wells Fargo/Blackrock International Equity Index Fund CIT (N)	Collective Trust	5,467
	Vanguard Target Retirement 2050 Fund	Mutual Fund Shares	5,199
	Vanguard Target Retirement 2010 Fund	Mutual Fund Shares	5,059
	Vanguard Target Retirement Income Fund	Mutual Fund Shares	2,653
*	Wells Fargo/Blackrock S&P Mid Cap Index CIT (N)	Collective Trust	513
*	Wells Fargo/Blackrock Russell 2000 Index CIT (N)	Collective Trust	367
	Vanguard Target Retirement 2060 Fund	Mutual Fund Shares	277
	Total Investments Reported in the Financial Statements		337,460
*	Notes Receivable from Participants**	Participant Loans (Maturing 2015 - 2020 at Interest Rates of 4.25% - 5.25%)	7,807
	Total Investments Reported in the 5500		$345,267

*	This party is known to be a party-in-interest to the Plan.
**	Net of $71 in deemed loan distributions.
Cost information is not required for participant-directed investments and therefore is not included.

See Accompanying Report of Independent Registered Public Accounting Firm.

Pursuant to the requirements of the Securities Exchange Act of 1934, Kemper Corporation, as plan administrator of the Kemper Corporation 401(k) Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KEMPER CORPORATION 401(k) SAVINGS PLAN

By:	Kemper Corporation

/s/ Richard Roeske
Richard Roeske
Vice President

June 22, 2016

Exhibit Index

23.1	Consent of Deloitte & Touche LLP